Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

5 November 2002

02060362

02 NOV 14 AM 9:12

By Courier

SEC No. 82-5068

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

SUPPL

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2(b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Trunk Line	:	(+632) 8107501
Direct Line	:	(+632) 8481660
Fax No.	:	(+632) 8480308
E-mail	:	deguzman@delmonte-phil.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you.

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Andres Estay
Assistant Treasurer
The Bank of New York
620 Avenue of the Americas
6th Floor, New York, NY 10011

SEC No. 82-5068

DEL MONTE PACIFIC LIMITED

SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
75	85	31.07.2002	Notice of Book Closure
48	54	16.08.2002	Notice of Changes in Director's/Substantial Shareholder's Deemed Interests - Luis P. Lorenzo, Jr.

SEC NO. 82- 5068

MASNET No. 75 OF 31.07.2002
Announcement No. 85

DEL MONTE PACIFIC LIMITED

NOTICE OF BOOKS CLOSURE

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability)

NOTICE OF BOOKS CLOSURE

NOTICE IS HEREBY GIVEN that the Share Transfer Books and Register of Members of Del Monte Pacific Limited (the "Company") will be closed on 16 August 2002 for the preparation of dividend warrants.

Registrable transfers received by the Company's Share Transfer Agent, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 15 August 2002 will be registered to determine shareholders' entitlements to the said dividend to be paid on 30 August 2002.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with shares at 5.00 p.m. on 15 August 2002 will be entitled to the proposed dividend.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 31/07/2002 to the SGX

MASNET No. 48 OF 16.08.2002
Announcement No. 54

DEL MONTE PACIFIC LIMITED

Notice Of Changes In Director's/Substantial Shareholder's Deemed Interests

Name of Director/Substantial Shareholder:	Luis P. Lorenzo, Jr.
Date of notice to company:	15/08/2002
Date of change of interest:	01/08/2002
Name of registered holder:	DBS Nominees (Pte) Ltd.
Circumstance giving rise to the change:	Others
Please specify details:	Sale of shares in private transaction

Shares held in the name of registered holder

No. of shares of the change:	395,549
% of issued share capital:	0.04
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$0.45
No. of shares held before change:	396,000
% of issued share capital:	0.04
No. of shares held after change:	451
% of issued share capital:	0

Holdings of Director/Substantial Shareholder (Notes 1/ & 2/) including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	227,467,962	396,000
% of issued share capital:	21.23	0.04
No. of shares held after change:	227,467,962	451
% of issued share capital:	21.23	0
Total shares:	227,467,962	451

No. of warrants:	Nil	
No. of options:	378,000	
No. of rights:	Nil	
No. of Indirect Interest:	213,257,143	DBS Trustee Limited
	10,853,223	MCI, Inc.
	3,357,596	UOB Kay Hian Private Limited
	227,467,962	
No. of Direct Interest:	451	DBS Nominees (Pte) Ltd.
Total Interests:	227,468,413	

NOTES:

1/ MCI, Inc. is the beneficial owner of the 227,467,962 shares which are held by the following nominees:

i)	DBS Trustee Limited	213,257,143
ii)	UOB Kay Hian Private Limited (formerly RHB Cathay Securities Pte Ltd.)	3,357,596
iii)	MCI, Inc.	10,853,223
		227,467,962

2/ The percentage of shareholdings to issued share capital reflects the changes in the issued share capital of the Company as a result of the share buyback.

Submitted by Yvonne Choo, Company Secretary on 16/08/2002 to the SGX